Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                  Under the Securities Exchange Act of 1934

                            JACKPOT ENTERPRISES, INC.
                            -------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                  466392107
                                  ---------
                                 (CUSIP NUMBER)

                              Kenneth W. Pavia, Sr.
                          Bolero Investment Group, L.P.
                                Ingraham Building
                          25 S.E. 2nd Avenue, Suite 720
                              Miami, Florida 33131
                                (305) 371-5200
                                --------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                                  Troy J. Rillo
                           Kirkpatrick & Lockhart LLP
                      201 S. Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3355

                                  MAY 18, 1998
                                  ------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 466392107                                                   Page 2


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS

       BOLERO INVESTMENT GROUP, L.P.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       CALIFORNIA
--------------------------------------------------------------------------------
NUMBER    7         SOLE VOTING POWER
OF
SHARES              265,300 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED
BY
EACH
REPORTING
PERSON
WITH
       -------------------------------------------------------------------------
            8       SHARED VOTING POWER

                    -0- SHARES OF COMMON STOCK
       -------------------------------------------------------------------------
            9       SOLE DISPOSITIVE POWER

                    265,300 SHARES OF COMMON STOCK
       -------------------------------------------------------------------------
            10      SHARED DISPOSITIVE POWER

                    -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       263,700 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES             (  )

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

CUSIP No. 466392107                                                   Page 3



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS

       KENNETH W. PAVIA, SR.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY



--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER         7         SOLE VOTING POWER
OF
SHARES                   465,700 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED
BY
EACH
REPORTING
PERSON
WITH
       -------------------------------------------------------------------------
               8         SHARED VOTING POWER

                         -0- SHARES OF COMMON STOCK
       -------------------------------------------------------------------------
               9         SOLE DISPOSITIVE POWER

                         465,700 SHARES OF COMMON STOCK
       -------------------------------------------------------------------------
               10        SHARED DISPOSITIVE POWER

                         -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       465,700 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES             (  )

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

CUSIP No. 466392107                                                   Page 4



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS

       FHI, INC.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY



--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       NEVADA
--------------------------------------------------------------------------------
NUMBER         7         SOLE VOTING POWER
OF
SHARES                   5,300 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED
BY
EACH
REPORTING
PERSON
WITH
       -------------------------------------------------------------------------
               8         SHARED VOTING POWER

                         -0- SHARES OF COMMON STOCK
       -------------------------------------------------------------------------
               9         SOLE DISPOSITIVE POWER

                         5,300 SHARES OF COMMON STOCK
       -------------------------------------------------------------------------
               10        SHARED DISPOSITIVE POWER

                         -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,300 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES             (  )

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .058%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

CUSIP No. 466392107                                                   Page 5



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS

       FLORENCE PARTNERS INC.


--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY



--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       SOUTH CAROLINA
--------------------------------------------------------------------------------
NUMBER         7         SOLE VOTING POWER
OF
SHARES                   195,100 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED
BY
EACH
REPORTING
PERSON
WITH
       -------------------------------------------------------------------------
               8         SHARED VOTING POWER

                         -0- SHARES OF COMMON STOCK
       -------------------------------------------------------------------------
               9         SOLE DISPOSITIVE POWER

                         195,100 SHARES OF COMMON STOCK
       -------------------------------------------------------------------------
               10        SHARED DISPOSITIVE POWER

                         -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       195,100 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES             (  )

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

CUSIP No. 466392107                                                   Page 6



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS

       CHARLES POWERS


--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY



--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER         7         SOLE VOTING POWER
OF
SHARES                   195,100 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED
BY
EACH
REPORTING
PERSON
WITH
       -------------------------------------------------------------------------
               8         SHARED VOTING POWER

                         -0- SHARES OF COMMON STOCK
       -------------------------------------------------------------------------
               9         SOLE DISPOSITIVE POWER

                         195,100 SHARES OF COMMON STOCK
       -------------------------------------------------------------------------
               10        SHARED DISPOSITIVE POWER

                         -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       195,100 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES             (  )

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

CUSIP No. 466392107                                                   Page 7




ITEM 1.  SECURITY AND ISSUER.

      This Amendment No. 2 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed January 14, 1998 (the "Schedule 13D"), relating to shares of common stock, par value $0.01 per share (the "Shares"), of Jackpot Enterprises, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 1110 Palms Airport Drive, Las Vegas, Nevada 89119. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As of the close of business on May 18, 1998, the Reporting Persons held in the aggregate 465,700 Shares, of which (i) 265,300 were purchased by Bolero, (ii) 5,300 were purchased by FHI and (iii) 195,100 were purchased by Florence Partners.

      Bolero purchased its Shares for an aggregate purchase price of $3,105,129.20 (excluding commissions), of which approximately $2,083,077 was provided from Bolero's working capital and $995,459.70 was provided from borrowings under standard broker margin arrangements.

      FHI purchased its Shares for an aggregate purchase price of $61,490.60 (excluding commissions), which approximately $45,490.60 was provided from FHI's working capital and approximately $16,000 was provided from borrowings under standard broker margin arrangements.

      Florence Partners purchased its shares for an aggregate purchase price of $2,262,865.90 (excluding commissions), which $2,234,069.40 was provided from Florence Partners' working capital and $28,796.50 was provided from borrowings under standard broker margin arrangements.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

            On May 20, 1998, Mr. Pavia, on behalf of the Bolero Investment Group, L.P., delivered a letter to the Company, which letter is filed as Exhibit 2 and is incorporated by reference herein, urging the Board of Directors of the Company to either substantiate of disavow market rumors that the Company has received an offer for the purchase of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of the close of business on May 18, 1998, Bolero directly owned in the aggregate 265,300 Shares, which represent approximately 3.0% of the 8,856,039 Shares outstanding as of May 4, 1997, as reported in the Company's
Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "OUTSTANDING SHARES"). Bolero, acting through its sole general partner, Mr. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

      As of the close of business on May 18, 1998, FHI directly owned in the aggregate 5,300 shares, which represents approximately 0.060% of the Outstanding

CUSIP No. 466392107                                                   Page 8



Shares. FHI has the sole power to vote direct to vote, and to dispose or to direct the disposition of, the Shares it owns directly.

      As of the close of business on May 18, 1998, Mr. Pavia did not hold any Shares directly. As the sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As the sole executive officer and shareholder of FHI, Mr. Pavia may be deemed to beneficially own the Shares held by FHI. As the managing director of Florence Partners, Mr. Pavia may be deemed to beneficially own the Shares held by Florence Partners.

      As of the close of business on May 18, 1998, Mrs. Pavia did not hold any Shares directly. Mrs. Pavia has no right to vote or dispose of any Shares held by any of the Reporting Persons and therefore does not beneficially own any of such Shares.

      As of the close of business on May 18, 1998, Florence Partners directly owned in the aggregate 195,100 Shares, which represents approximately 2.2% of the Outstanding Shares. Florence Partners has the sole power to vote, direct to vote and to dispose or to direct the disposition of, the Shares it owns directly.

      As of the close of business on May 18, 1998, Mr. Powers did not hold any Shares directly. As the sole director, sole executive officer and sole shareholder of Florence Partners, Mr. Powers may be deemed to beneficially own the Shares held by Florence Partners. As a limited partner of Bolero, Mr. Powers has no right to vote or dispose of any Shares held by Bolero and therefore does not beneficially own any Shares held by Bolero.

      By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "ACT"), Bolero, FHI, Mr. Pavia, Florence Partners and Mr. Powers may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, any member of the group may be deemed to own all Shares beneficially owned by Bolero, FHI, Mr. Pavia, Florence Partners and Mr. Powers. Florence Partners and Mr. Powers do not affirm the existence of such a group and disclaim beneficial ownership of Shares beneficially owned by Bolero, FHI and Mr. Pavia. Bolero, FHI and Mr. Pavia also do not affirm the existence of such a group and disclaim beneficial ownership of Shares beneficially owned by Florence Partners and Mr. Powers.

      Except as set forth in this Item  5(a)-(b),  each of the persons  named in
this  Item  5(a)-(b)  disclaims   beneficial   ownership  of  any  Shares  owned
beneficially or of record by any other person named in this Item 5(a)-(b).

      (c) In the past sixty days, Bolero purchased 4,700 Shares and sold 1,000 Shares through open market purchases and sales in the following transactions, all of which were effected on the New York Stock Exchange:

                                         PRICE PER        TYPE OF
      DATE               NO. OF SHARES       SHARE*    TRANSACTION
      April 3, 1998              3,000        12.66       Purchase
      May 14, 1998                 100       12.875       Purchase
      May 14, 1998                 400        12.75           Sale
      May 15, 1998                 600       12.625           Sale
      May 18, 1998               1,000       12.50        Purchase
      May 18, 1998                 500       12.25        Purchase
      May 18, 1998                 100       12.625       Purchase

* Excluding commissions.

CUSIP No. 466392107                                                   Page 9




      Except as set forth herein, none of the Reporting Persons or Mrs. Pavia has effected any transaction in the Shares during the past sixty days.

      (d) Not applicable.

      (e) Not applicable.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1   Joint Filing Agreement (incorporated by reference to
                  Exhibit 1 to Schedule 13D).

      Exhibit 2   Letter from Mr. Pavia to the Company dated May 20, 1998.

CUSIP No. 466392107                                                   Page 10


                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 1998

                                    Bolero Investment Group, L.P.


                                    By: /s/ Kenneth W. Pavia, Sr.
                                        -------------------------
                                    Name: Kenneth W. Pavia, Sr.
                                    Its:  General Partner


                                    /s/ Kenneth W. Pavia, Sr.
                                    -------------------------
                                    Kenneth W. Pavia, Sr.


                                    FHI, Inc.


                                    By:  /s/ Kenneth W. Pavia, Sr.
                                         -------------------------
                                    Name: Kenneth W. Pavia, Sr.
                                    Its:  President


                                    Florence Partners, Inc.


                                    By:  /s/ Charles Powers
                                         ------------------
                                    Name: Charles Powers
                                    Its:  President


                                    /s/ Charles Powers
                                    ---------------------
                                    Charles Powers

CUSIP No. 466392107                                                   Page 11



                                  EXHIBIT INDEX


      Exhibit 1   Joint Filing Agreement (incorporated by reference to
                  Exhibit 1 to Schedule 13D).

      Exhibit 2   Letter from Mr. Pavia to the Company dated May 20, 1998.

CUSIP No. 466392107                                                   Page 12


                                    EXHIBIT 1


                             JOINT FILING AGREEMENT

           (Incorporated by reference to Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on January 14, 1998)

CUSIP No. 466392107                                                   Page 13



                                    EXHIBIT 2

                [Letterhead of Bolero Investment Group, L.P.]

May 20, 1998

Mr. Don Kornstein
CEO
Jackpot Enterprises, Inc.
1110 Palms Airport Drive
Las Vegas, Nevada 89119

Re:   Alleged Offer For Jackpot Enterprises, Inc.

Dear Mr. Kornstein:

As general partner of the Bolero Investment Group and beneficial owner of over five (5%) percent of Jackpot Enterprises Inc.'s (Jackpot) shares, I am writing to express my concerns regarding the spate of rumors involving the potential sale of the company. Due to Bolero's stake in the company and our well established goal of enhancing shareholder value, I have recently been contacted by a variety of individuals and alleged investors who have notified the undersigned that there was an offer outstanding for the purchase of Jackpot. These rumors were very specific in nature and the consensus among these third parties was that a transaction was imminent. Since the company had not announced receiving any offer and had not given any indication that management was actively pursuing this type of transaction to enhance values, I immediately became concerned that potential third party investors would base their investment decisions on these rumors and thereby potentially exposing the company to liability. Based on the magnitude of the alleged transaction as well as the potential harm of any misinformation, I attempted to contact the company's outside counsel in order to discuss this matter.

After a week of trading phone calls, I was able to finally speak with Mr. Alan Annex, Esq., the apparent chief outside counsel of the company. Mr. Annex expressed surprise about the rumors and stated that this was his first notice of their existence. I proceeded to express my concerns and requested that the company address this matter and either substantiate or disavow the sum and substance of these unverified allegations. Mr. Annex assured me that he would address this matter immediately. I proceeded to memorialize our conversation by letter dated May 15, 1998, and sent by facsimile and regular mail. A full four days later, after not having received any clarification from the company, I sent, via facsimile and to the attention of Mr. Annex, a newspaper article, in GAMING TODAY, that chronicled the rumors and specifically identified the potential buyer.

Shortly thereafter, I received a phone call from an individual who had spoken to you in regard to the newspaper article. After expressing surprise at the speed in which this information was being disseminated, you allegedly stated to the individual that the company would announce a transaction only upon receipt of a financed offer, with the emphasis apparently on financed. This seemingly semantic distinction on the materiality of an offer appeared intellectually dishonest at best, contrived at worst. While not privy to the actual conversation, if taken at face value, appears to be an attempt to justify a position that is unsupportable. The culmination of a transaction has traditionally been contingent upon the receipt of an offer, the acceptance of

CUSIP No. 466392107                                                   Page 14



same, and the obtainment of the requisite financing. If the statement attributed to you is indeed correct, it would appear that you would have a potential buyer commit to expending an inordinate amount of time, fees, and work without even advising whether the offer is acceptable in form and content. Additionally, you would preclude the shareholders of the company from forming their own opinion in regard to the attractiveness of the offer.

In analyzing Jackpot's affirmative duties and whether the company has a duty to acknowledge or disavow the rumors of an impending sale, it is helpful to explore the relevant case law. Underlying the adoption of the disclosure requirements of the securities laws was a legislative philosophy that there cannot be honest markets without honest publicity. Manipulation and dishonest practices of the market place thrive upon mystery and secrecy. Disclosure, and not paternalistic withholding of accurate information, is the policy chosen and expressed by Congress. In regard to the merger context, the courts have addressed situations similar to the one confronting Jackpot {BASIC INC. V. LEVINSON, 485 U.S. 224
(1988)}. In BASIC, the Supreme Court held that a company's duty to disclose information is dependent on the materiality of the information. Materiality has been defined as the significance the reasonable investor would place on the withheld or misrepresented information. In the merger context, materiality would depend on the probability that the transaction will be culminated and its significance to the issuer of the securities. Beyond the requirements placed by the foregoing, the New York Stock Exchange has also spoken on the issue of disclosure. According to the NEW YORK STOCK EXCHANGE LISTED MANUAL, companies are expected to release quickly to the public any news or information which might reasonably be expected to materially affect the market for its securities. Additionally, the manual requires companies, in certain circumstances, to correct market rumors.

Applying the foregoing tests to the situation confronting the company, it would appear reasonable to advocate the acknowledgment of an offer or the disavowing of the rumors. Assuming the company has received an offer with defined terms and conditions, the company has an affirmative duty to advise the shareholders. Alternatively, if an offer has not been received, management should immediately address the unfounded rumors in order to protect its shareholders and potential investors from relying on same. Silence and qualified responses to direct questions exacerbate the situation and frustrate the intent of the relevant case law, the legislative intent, certain administrative rules, and the fiduciary obligations of directors and management to the company's shareholders.

The purpose of this correspondence is to bring to your attention the level of interest and activity in regard to the rumors of the imminent sale of the company. Beyond the effect of these unconfirmed allegations on the company's shareholders and potential investors, I am concerned that the failure to respond to these rumors may cause irreparable harm to the company. Failure to act resolutely and either substantiate the rumors or disavow same could subject the company to the wrath of disgruntled shareholders and attempts to seek redress in appropriate forums. Additionally, failure to properly address the matter and issue veiled noncommittal responses could subject the company and its directors to potential liability. As beneficial owner of over five percent of Jackpot's shares, I am deeply concerned with the foregoing scenarios. I would urge the directors and management to carefully review this matter and adopt a position of full, timely, and accurate disclosure.

Sincerely,

/s/ Kenneth W. Pavia, G.P.

Kenneth W. Pavia, G.P.